SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              JOHNSON OUTDOORS INC.
                              ---------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, par value $.05 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
                                  -------------
                                 (CUSIP Number)

                                  July 8, 2003
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                           ---------------------------
CUSIP No. 479254 10 4                                    Page 2 of 6 Pages
--------------------------                           ---------------------------

========== =====================================================================
  1        NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           H. Fisk Johnson
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
           (SEE INSTRUCTIONS)                                          (b)   [X]

---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------- --- ------------------------------------------------------------
 NUMBER OF      5   SOLE VOTING POWER

  SHARES            274,405(1)
                --- ------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER

  OWNED BY          191,519(2)
                --- ------------------------------------------------------------
    EACH        7   SOLE DISPOSITIVE POWER

 REPORTING          274,405(1)
                --- ------------------------------------------------------------
   PERSON       8   SHARED DISPOSITIVE POWER

    WITH            191,519(2)
----------- --------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            465,924(1)(2)
----------- --------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [ ]

            Not Applicable
----------- --------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.4%
----------- --------------------------------------------------------------------
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

(1) Includes an option to acquire 161,667 shares of Class A Common Stock that is exercisable within 60 days.
(2) Includes shares of Class B Common Stock held by the reporting person that are convertible into shares of Class A Common Stock on a one share-for-one share basis.

Item 1    (a)  Name of Issuer:
               --------------

               Johnson Outdoors Inc.

          (b)  Address of Issuer's Principal Executive Offices:
               -----------------------------------------------

               555 Main Street
               Racine, Wisconsin  53403

Item 2    (a)  Name of Person Filing:
               ---------------------

               H. Fisk Johnson

          (b)  Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------

               555 Main Street
               Racine, Wisconsin  53403

          (c)  Citizenship:
               -----------

               United States

          (d)  Title of Class of Securities:
               ----------------------------

               Class A Common Stock, par value $.05 per share

          (e)  CUSIP Number:
               ------------

               479254 10 4

Item 3         If this statement is filed pursuant to Rule 13d-1(b), or
               --------------------------------------------------------
               13d-2(b) or (c), check whether the person filing is a:
               -----------------------------------------------------

               Not Applicable.

Item 4    (a)  Ownership:
               ---------

               Amount Beneficially Owned:

               465,924 Shares(1)(2)

          (b)  Percent of Class:
               ----------------

               6.4% (3)


                               Page 3 of 6 Pages

          (c)  Number of Shares as to which person has:
               ---------------------------------------

               (i)   sole power to vote or to direct vote:

                     274,405 shares(1)

               (ii)  shares power to vote or to direct vote:

                     191,519 shares(2)

               (iii) sole power to dispose or direct disposition of:

                     274,405 shares(1)

               (iv)  shared power to dispose or to direct disposition of:

                     191,519 shares(2)
_______________
(1) Includes an option to acquire 161,667 shares of Class A Common Stock that is exercisable within 60 days.
(2) This amount includes 22,784 shares of Class B Common Stock that are convertible on a one share-for-one share basis into shares of Class A Common Stock. The reporting person reports shared voting and investment power over these shares.
(3) Based on 7,211,649 shares of Class A Common Stock outstanding on July 7, 2003 and 22,784 shares of Class B Common Stock beneficially owned by the reporting person.

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          The reporting person reports beneficial ownership of some of the shares covered by this report as the sole trustee of a trust for the benefit of certain family members. Although other persons have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of such securities, no such interests of any such person relate to more than five percent of the outstanding Class A Common Stock.


                               Page 4 of 6 Pages

Item 7    Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported by the Parent Holding Company or Control
          ----------------------------------------------------------------
          Person:
          ------

          Not Applicable.

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not Applicable.

Item 9    Notice of Dissolution of Group:
          ------------------------------

          Not Applicable.

Item 10   Certification:
          -------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 18, 2003.



                                        /s/ H. Fisk Johnson
                                        ----------------------------------------
                                        H. Fisk Johnson




                               Page 6 of 6 Pages